848 N. Rainbow Blvd., #2987 Las Vegas, NV, 89107

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:

Pacific Gold Corp.

Form 10-K for Fiscal Year December 31, 2011

Filed April 2, 2012

File No. 000-32629

Dear Mr. Reynolds,

Form 10-K for Fiscal Year Ended December 31, 2011

Part I

1.

The required information is contained in the report on page 8 under the heading Regulation.

2.

Additional details have been added to the description of the Black Rock Canyon Mine under Nevada Rae Gold, Inc. on page 5.

3.

The appropriate sentence has been added to each property description in the report.

4.

All resource numbers have been removed from the Fernley Gold description. Please explain why the TSX Venture Exchange manual would apply to Pacific Gold Corp., a Nevada company, operating in the U.S. only and reporting to the SEC?

5.

We have removed all resource numbers from the report. The Company has no ongoing or planned exploration work at this time.

6.

The proposed information has been added as a Risk Factor in Item 1A.

7.

The production information was located in the report under Item 1 on page 6. A reference to this information has been placed in Item 2.

8.

Maps have been added to each property description in Item 1.

9.

The references to the Project W resources have been removed from the report.

10.

The references to the Project W resources have been removed from the report.

11.

The references to the Project W resources have been removed from the report. The Company did not use the word Reserves in the report and only identified the information from the historical report. Please provide a FedEx address if you wish to see a copy of the Kaiser report. There is not a complete digital copy as the report was produced in 1981.

Notes to Consolidate Financial Statements, page F-6

12.

All references to Reserves have been removed from the Notes to the Financial Statements

13.

All references to Reserves have been removed from the Notes to the Financial Statements

Note 13 – Legal Proceedings, page F-15

14.

The Company has not accrued a loss for the Black Mountain Equities lawsuit primarily for two reasons; first, the likelihood of success of the lawsuit is very small, and second the amount of potential damages cannot be quantified.

Item 9A. controls and Procedures, page 32

15.

There has been no change in our internal control over financial reporting during the fourth quarter of 2011. We confirm that if there is any change in our internal control over financial reporting, we will disclose it in future filings as required.

Part III

Item 10. Directors, Executive Officers and Corporate Governance, page 33

16.

The Company has not held an election of directors since April 2007 which was the last annual meeting of the shareholders. The Company anticipates holding its next annual meeting in the second quarter of 2013. Our understanding of Nevada State law is that any elected director retains his position until a successor is elected or that director is removed.

Item 15. Exhibits, Financial Statement Schedules, page 37

17.

Exhibits listed and included in Item 15.

In connection with our response to the comments of the Staff of the SEC made above, we iterate the company acknowledgement that:

•

the company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 10;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you,

/s/ Robert Landau

Phone: 647-288-1506

cc. Andrew Hudders